January 9, 2007

Via EDGAR (Correspondence) and Fax

Ms. Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Re: Philippine Long Distance Telephone Company Limited

Annual Report on Form 20-F for the Fiscal Year ended December 31, 2005
Filed June 29, 2006
File No. 1- 03006

Dear Ms. Blye:

We refer to our letter, dated December 29, 2006, in which we acknowledged that Philippine Long Distance Telephone Company Limited (the “Company”) received on December 27, 2006 the comment letter from the staff dated December 21, 2006 relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “Form 20-F”), and sought an extension for our response to January 15, 2007. The Company has determined that it will need more time than initially anticipated to collect and analyze the relevant data for its response, and now expects to be in a position to provide a response on or about February 9, 2007.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN
Senior Vice President

Corporate Affairs and Legal Services Head and Corporate Secretary

cc: Larry Spirgel
Terry French
Pradip Bhaumik

(Securities and Exchange Commission)

Christopher H. Young
Ms. Anabelle L. Chua
June Cheryl C. Furigay

(Philippine Long Distance Telephone Company)

John D. Young, Jr.
Michael G. DeSombre
Urs Fankhauser
(Sullivan & Cromwell LLP)